EXHIBIT 20

                                 WRL LETTERHEAD

October 24, 1996

Dear Policy or Contract Owner:

As an Owner of a variable life insurance policy or variable annuity contract (either of which is referred to as a "Policy"), you have the right to vote certain shares of each Portfolio (the "Portfolios") of the WRL Series Fund, Inc. (the "Fund") attributable to your Policy at the December 16, 1996 special meeting of shareholders of the Fund (the "Meeting"). To assist you in giving those instructions, we have enclosed the following:

      (1)  A Notice of the Special Meeting;
      (2) A Voting Instruction Form for each Portfolio applicable to your Policy; and
      (3)  A Proxy Statement to Shareholders.

We are pleased to report that the Board of Directors of the Fund has approved proposed changes which will result in a more efficient operation of the Fund and, as a result, an anticipated reduction in operational expenses.

As an Owner, you should anticipate that the proposed organizational changes will reduce internal operating expenses as a percentage of assets if the Fund continues to increase in assets and operate in a more efficient manner.

Basically, two changes are proposed, each intended to enhance the efficiency of the Fund's operations and better allocate and reduce expenses. First, two wholly-owned subsidiaries of Western Reserve Life Assurance Co. of Ohio ("Western Reserve Life"), the Fund's current investment adviser, have been formed to facilitate management and investment services functions; and, second, a distribution expense reimbursement plan is proposed to better allocate distribution-related expenses.

As an example, the Fund has been able to steadily reduce your Portfolio expenses as a percentage of assets as it has continued to increase assets and streamline operational procedures. For instance, the ratio of expenses to average net assets has declined from 1.00% to .86% under the Growth Portfolio; .86% to .61% under the Bond Portfolio; and 1.00% to .87% under the Equity-Income Portfolio. It is expected that the proposed organizational changes will enhance the Fund's ability to further reduce these expense ratios.

The distribution expense reimbursement plan has a maximum expense LIMITATION of
 .15% on an annual basis of the average daily net asset value of each Portfolio. However, based on historical Fund distribution expenses, it is anticipated distribution expenses as a percentage of assets will be in the .025% range during the next few years. If our operational efficiencies and assets grow as we anticipate, the distribution expense ratio should continue to decline. We strongly feel it is necessary to make an investment now to maintain our competitive edge and further reduce expense ratios for our valued Policy Owners.

A Voting Instruction Form FOR EACH PORTFOLIO ATTRIBUTABLE TO YOUR POLICY must be received by EVACO Financial Printers (tabulating company) at 100 Carillon Parkway, Suite 170, St. Petersburg, Florida 33716-9984 NO LATER THAN
DECEMBER 14, 1996.

IF YOU OWN MORE THAN ONE POLICY, YOU WILL RECEIVE A SEPARATE MAILING FOR EACH POLICY. IT IS IMPORTANT YOU PROMPTLY RETURN A SIGNED VOTING INSTRUCTION FORM FOR EACH PORTFOLIO OF EACH POLICY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

We will vote the shares of each Portfolio for which timely voting instructions are not received in the same proportion as those shares attributable to each Portfolio for which timely instructions are received. We will also vote each Portfolio's shares in our best judgment on any other matters which come before the Meeting.

One correction to your Proxy Statement on page 9. The correct percentages in the extreme right column for the Growth Portfolio should be .92% - 1.16%.

Thank you for your prompt cooperation.

Very truly yours,

/s/ JOHN R. KENNEY
Chairman of the Board, Chief Executive
Officer and President
Western Reserve Life Assurance Co. of Ohio